SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 15)



                               Dynex Capital, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)



                                    268170506
                                    ---------
                                 (CUSIP Number)


                                Michael R. Kelly
                                550 West C Street
                               San Diego, CA 92101
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  March 1, 2001
                                  -------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                             - Page 1 of 7 Pages -

----------------------------                     -------------------------------
CUSIP No.          26817Q506                             Page 2 of 7 Pages
----------------------------                     -------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          California Investment Fund, LLC (33-0688954)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)     |X|
                                                                (b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          California
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        572,178
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                         -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         572,178
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         572,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          OO
--------------------------------------------------------------------------------

-------------------------------                      ---------------------------
CUSIP No.          26817Q506                              Page 3 of 7 Pages
-------------------------------                      ---------------------------

1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Michael R. Kelly
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |X|

                                                                  (b)     |_|
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        572,178
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        -0-
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         572,178
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         572,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

----------------------------------              --------------------------------
CUSIP No.          294408-10-9                            Page 4 of 7 Pages
----------------------------------              --------------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Richard Kelly
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)     |X|

                                                                  (b)     /_/
--------------------------------------------------------------------------------
3         SEC USE ONLY
--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR  2(e)                                           |_|
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
--------------------------------------------------------------------------------
           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       -0-
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8       SHARED VOTING POWER
             EACH                       572,178
           REPORTING            ------------------------------------------------
            PERSON              9       SOLE DISPOSITIVE POWER
             WITH                       -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER
                                        572,178
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         572,178
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          /_/
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.00%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1:           SECURITY AND ISSUER

         This Amendment No. 15 on Schedule 13D relates to the common stock, par value $0.01 per share, of Dynex Capital, Inc. ("Dynex"). This amendment amends and supplements Schedule 13D of California Investment Fund, LLC, dated April 3, 2000 and filed on April 4, 2000 with the Securities and Exchange Commission ("SEC"), Amendment No. 1 to Schedule 13D, dated September 12, 2000 and filed on September 13, 2000 with the SEC, Amendment No. 2 to Schedule 13D, dated October 3, 2000 and filed on October 3, 2000 with the SEC, Amendment No. 3 to Schedule 13D, dated October 17, 2000 and filed on October 17, 2000 with the SEC, Amendment No. 4 to Schedule 13D, dated October 24, 2000 and filed on October 24, 2000 with the SEC, Amendment No. 5 to Schedule 13D, dated October 30, 2000 and filed on October 30, 2000 with the SEC, Amendment No. 6 to Schedule 13D, dated November 8, 2000 and filed on November 8, 2000 with the SEC, Amendment No. 7 to
Schedule 13D, dated December 12, 2000 and filed on December 12, 2000 with the SEC, Amendment No. 8 to Schedule 13D, dated December 21, 2000 and filed on December 21, 2000 with the SEC, Amendment No. 9 to Schedule 13D, dated December 27, 2000 and filed on December 27, 2000 with the SEC, Amendment No. 10 to
Schedule 13D, dated January 5, 2001 and filed on January 5, 2001 with the SEC, Amendment No. 11 to Schedule 13D, dated January 30, 2001 and filed on January 30, 2001 with the SEC, Amendment No. 12 to Schedule 13D, dated February 8, 2001 and filed on February 8, 2001 with the SEC, Amendment No. 13 to Schedule 13D dated February 9, 2001 and filed on February 9, 2001, and Amendment No. 14 on
Schedule 13D dated February 22, 2001 and filed on February 23, 2001 (together, the "Schedule 13D"). Except as amended by this amendment, there has been no change in the information previously reported on the Schedule 13D.

ITEM 4:           PURPOSE OF TRANSACTION

         On March 1, 2001, California Investment Fund, LLC ("CIF") filed a Motion to Compel Arbitration and Stay Pending Litigation, and related Brief in Support of Defendant's Motion to Compel Arbitration and Stay Litigation, together with CIF's Answer and Counterclaims, each in the United States District Court for the Eastern District of Virginia, Alexandria Division (Civil Action No. 01-0145-A).

         These court filings relate to the Agreement and Plan of Merger dated as of November 7, 2000 ("Merger Agreement") by and among CIF, DCI Acquisition Corporation and Dynex Capital Inc. ("Dynex") and Dynex's purported termination of the Merger Agreement.

         Copies of the Motion to Compel Arbitration and Stay Pending Litigation and the Answer and Counterclaims of Defendant California Investment Fund, LLC and Demand for Jury Trial (without Exhibits thereto) are attached to this Amendment No. 15 to Schedule 13D as Exhibits A and B, respectively.



                              - Page 5 of 7 Pages -

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.


Exhibit A -      Motion to Compel Arbitration and Stay Pending Litigation filed by California Investment Fund, LLC dated March 1, 2001

Exhibit B -      Answer  and   Counterclaims   of  Defendant   California
                 Investment  Fund, LLC and Demand for Jury Trial dated March 1,
                 2001 (without exhibits)

Exhibit C -      Press Release dated March 2, 2001




                           [SIGNATURE PAGE TO FOLLOW]



                              - Page 6 of 7 Pages -

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



                                                  CALIFORNIA INVESTMENT FUND, LLC,
                                                           a California limited liability company


Date: March 2, 2001                               By:      /s/ Michael R. Kelly
                                                     ---------------------------------------------------
                                                           Michael R. Kelly
                                                           Its: Managing Member


                                                  MICHAEL R. KELLY



Date: March 2, 2001                               By:      /s/ Michael R. Kelly
                                                      --------------------------------------------------
                                                           Michael R. Kelly, as an individual


                                                  RICHARD KELLY


Date: March 2, 2001                               By:      /s/ Richard Kelly
                                                      --------------------------------------------------
                                                           Richard Kelly, as an individual




                        [SIGNATURE PAGE TO SCHEDULE 13D]



                              - Page 7 of 7 Pages -


EXHIBIT A -
                                         IN THE UNITED STATES DISTRICT COURT
                                        FOR THE EASTERN DISTRICT OF VIRGINIA
                                                 ALEXANDRIA DIVISION


------------------------------------------
                                                              )
DYNEX CAPITAL, INC.                                           )
                                                              )
         Plaintiff,                                           )
                                                              )
                  v.                                          )        Civil Action No. 01-0145-A
                                                              )
CALIFORNIA INVESTMENT FUND, LLC,                              )
                                                              )
         Defendant.                                           )
------------------------------------------)


                          DEFENDANT'S MOTION TO COMPEL
                     ARBITRATION AND STAY PENDING LITIGATION

         Pursuant to 9 U.S.C. ss.ss. 1, et seq., Defendant California Investment Fund, LLC ("CIF") hereby moves the Court to compel arbitration of the issues raised in Count I of Plaintiff Dynex Capital, Inc.'s ("Dynex") Complaint and to stay further proceedings in the above-captioned action. In support of this motion, CIF files the accompanying Brief in Support of Defendant's Motion to Compel Arbitration and Stay Pending Litigation, and states as follows:
         1. CIF and Dynex are parties to an Escrow Agreement, dated November 7, 2000, and a contemporaneously executed Agreement and Plan of Merger ("Merger Agreement"), which provide for mandatory arbitration of any dispute related to a disbursement of the Escrow Shares and Escrow Fund placed in escrow by CIF in accordance with the Escrow Agreement.
         2. On January 29, 2001, Dynex filed a Complaint instituting this action, seeking a declaratory judgment that Dynex properly terminated the Merger Agreement and is entitled to all rights and remedies provided in the Agreement, which includes disbursement of the Escrow Shares and Escrow Fund.

         3. CIF has contested and objected to the disbursement of any such funds or shares held in escrow, triggering the mandatory arbitration provision in the Escrow Agreement and requiring the parties to promptly commence binding arbitration in accordance with the terms of the parties' agreements.
         4. Dynex's request for a declaratory judgment by this Court of rights and remedies under the aforementioned agreements is in direct contravention of the parties' express agreement to arbitrate, and the issues raised in Dynex's Complaint are subject to arbitration under the parties' mandatory arbitration agreement.
         5. CIF has been aggrieved by Dynex's failure, neglect or refusal to arbitrate pursuant to the parties' written arbitration agreement.
         6. CIF is entitled to seek relief pursuant to 9 U.S.C. ss.ss. 3, 4, asking the Court to direct the parties to proceed to arbitration in accordance with the terms of their agreements, and to stay the action before it, which involves issues arbitrable pursuant to such agreements.
         WHEREFORE, CIF respectfully requests the Court to grant CIF's motion to compel arbitration and stay this action.
                                                  Respectfully submitted,


                                                  ---------------------
                                                  Craig B. Young (VSB#22633)
                                                  ANDREWS & KURTH L.L.P.
                                                  1701 Pennsylvania Ave., N.W.,
                                                    Suite 300
                                                  Washington, D.C. 20006
                                                  Phone: (202) 662-2700
                                                  Facsimile: (202) 662-2739
                                                  Attorneys for California
                                                    Investment Fund, LLC
Date: March 1, 2001

EXHIBIT B -

                       IN THE UNITED STATES DISTRICT COURT
                      FOR THE EASTERN DISTRICT OF VIRGINIA
                               ALEXANDRIA DIVISION

------------------------------------------
                                                              )
DYNEX CAPITAL, INC.,                                          )
                                                              )
         Plaintiff,                                           )
                                                              )
                  v.                                          )        Civil Action No. 01-0145-A
                                                              )
CALIFORNIA INVESTMENT FUND, LLC,                              )
                                                              )
         Defendant.                                           )
------------------------------------------)


                            ANSWER AND COUNTERCLAIMS
                  OF DEFENDANT CALIFORNIA INVESTMENT FUND, LLC
                            AND DEMAND FOR JURY TRIAL

         Defendant California Investment Fund, LLC ("CIF" or "Defendant") hereby waives service of Plaintiff Dynex Capital, Inc.'s ("Dynex" or "Plaintiff") Summons and Complaint and for its Answer and Counterclaims states as follows:1
                                     ANSWER
                                  FIRST DEFENSE
         In answer to the numbered paragraphs of the Complaint, CIF pleads as follows:2
--------
         1 Dynex's Return of Service and Affidavit of Service states that Dynex served the Complaint on the Secretary of the Commonwealth of Virginia ("Secretary") in Richmond, Virginia, but CIF has not been notified by the Secretary of this action.
         2 For ease in comparing this document to the Complaint, Plaintiff's headings are inserted as they appear in the Complaint, without any admission of their accuracy.

                            Parties and Jurisdiction
                            ------------------------
1. CIF admits the allegations of Paragraph 1 of the Complaint. Dynex is a corporation incorporated in Virginia with it principal place of business in Virginia, and is, therefore, a citizen of Virginia.
2. CIF admits the allegations of Paragraph 2 of the Complaint. CIF is a limited liability company formed under the laws of California with its principal place of business in California, and is, therefore, a citizen of California.
3. CIF admits the allegations of Paragraph 3 of the Complaint.
4. CIF admits that venue is proper in this district pursuant 28 U.S.C.ss.1391. CIF denies the remaining allegations of Paragraph 4 of the Complaint.
                                      Facts
                                      -----
5. CIF admits that it entered into a contract with Dynex entitled "Agreement and Plan of Merger" on November 7, 2000 ("Merger Agreement") which is Exhibit 1 to the Complaint, to which the Court is respectfully referred for a full and complete statement of the contents thereof. CIF denies the remaining allegations of Paragraph 5 of the Complaint.
6.  CIF  admits  that  the  parties  entered  into  the  Merger  Agreement.  CIF respectfully refers the Court to the Merger Agreement for a full and complete statement of the contents thereof.
7. Paragraph 7 of the Complaint consists of selective quotations from the Merger Agreement and an Acknowledgment and Agreement dated December 8, 2000 ("Acknowledgment and Agreement"), and legal conclusions to which no response is required. Without admitting that the Acknowledgment and Agreement is an enforceable contract, to the extent Paragraph 7 quotes from the Merger Agreement and an Acknowledgment and Agreement, CIF respectfully refers the

Court to those documents for a full and complete statement of the contents thereof. To the extent an answer is deemed to be required to the legal conclusions in Paragraph 7, CIF denies those allegations.
8. CIF denies the allegations in the first sentence of Paragraph 8. The remainder of Paragraph 8 consists of legal conclusions to which no response is required. To the extent a response is deemed to be required, CIF admits that it provided Dynex a letter from Fremont Investment & Loan dated December 19, 2000, which is attached as Exhibit 2 to the Complaint, to which the Court is respectfully referred for a full and complete statement of the contents thereof. CIF is without sufficient knowledge or information to form a belief as to the truth of Dynex's allegations concerning discussions between Dynex and Fremont, and therefore denies the allegations in the last sentence of Paragraph 8 of the Complaint.
9. Paragraph 9 of the Complaint consists of legal conclusions to which no response is required. To the extent a response is deemed to be required, CIF denies the allegations of Paragraph 9 of the Complaint.
10. CIF admits that it entered into a letter agreement with Dynex dated December 22, 2000 ("December 22nd Letter") (which is attached as Exhibit 3 to the Complaint) to which the Court is respectfully referred for a full and complete statement of the contents thereof. CIF denies the remaining allegations of Paragraph 10.
11. Paragraph 11 of the Complaint consists of selective quotations from the December 22nd Letter and legal conclusions to which no response is required. To the extent Paragraph 11 quotes from the December 22nd Letter, CIF respectfully refers the Court to that Letter for a full and complete statement of the contents thereof. To the extent a response is deemed to be required to the legal conclusions in Paragraph 11, CIF denies those allegations.

12. CIF admits that Dynex purports to quote a portion of the December 22nd Letter in Paragraph 12 of the Complaint and respectfully refers the Court to that Letter for a full and complete statement of the contents thereof.
13. CIF admits that Dynex purports to quote a portion of the December 22nd Letter in Paragraph 13 of the Complaint and respectfully refers the Court to that Letter for a full and complete statement of the contents thereof.
14. Paragraph 14 of the Complaint consists of legal conclusions to which no response is required. To the extent a response is deemed to be required, CIF denies the allegations of Paragraph 14 of the Complaint.
15. Paragraph 15 of the Complaint consists of legal conclusions to which no response is required. To the extent a response is deemed to be required, CIF denies the allegations of Paragraph 15 of the Complaint.
16. Paragraph 16 of the Complaint consists of legal conclusions to which no response is required. To the extent a response is deemed to be required, CIF admits that Dynex sent CIF a letter dated January 26, 2000 (the "January 26th Letter") (which is attached as Exhibit 4 to the Complaint), in which it purported to terminate the Merger Agreement. The Court is respectfully referred to the January 26th Letter for a full and complete statement of the contents thereof. CIF denies the remaining allegations of Paragraph 16.
17. Admitted that CIF contends and has contended that Dynex's purported termination was improper and unauthorized under the Merger Agreement, that Dynex has breached the Merger Agreement and that Dynex has not acted in good faith. Admitted that CIF reserved its rights to seek enforcement of the Merger Agreement. CIF denies the remaining allegations of Paragraph 17 of the Complaint.

                                     COUNT I
18. CIF repeats and incorporates by reference its answers to Paragraphs 1-17 of the Complaint.
19. Denied.
20. Admitted that CIF contends that Dynex had no right to terminate the Merger Agreement, that Dynex has not acted in good faith, and that Dynex has breached the Merger Agreement. CIF denies the remaining allegations of Paragraph 20 of the Complaint.
21. Admitted. CIF denies each and every allegation not previously admitted. CIF denies that Dynex is entitled to the relief prayed for, or to any relief whatsoever.
                                 SECOND DEFENSE
         Any alleged lack of performance by CIF is excused under the doctrine of substantial performance because CIF substantially performed its obligations under the Merger Agreement and the December 22nd Letter.
                                  THIRD DEFENSE
         Any alleged lack of performance by CIF is excused under the prevention doctrine as a result of Dynex's hindrance of CIF in fulfillment of a condition(s) of the Merger Agreement and/or the December 22nd Letter.

                                 FOURTH DEFENSE
         Any alleged lack of performance by CIF is excused by Dynex's prior failure to act in good faith in carrying out its obligations under the contract.
                                  FIFTH DEFENSE

         To the extent Dynex seeks equitable relief, it is barred from doing so by its unclean hands.
                                  COUNTERCLAIMS
         Pursuant  to Rule 13,  Federal  Rules of  Civil  Procedure,  California
Investment Fund, LLC ("CIF) hereby states its counterclaims against Dynex Capital, Inc. ("Dynex") and alleges as follows:
                              NATURE OF THE ACTION
1. This is an action for declaratory judgment and, in the alternative, for breach of contract and breach of the duty of good faith and fair dealing based on Dynex's interference with CIF's performance of its obligations under the Merger Agreement, Dynex's failure to carry out its obligations under the Merger Agreement, its failure to act in good faith in carrying out its obligations under the Merger Agreement and its improper termination of the Merger Agreement. CIF also brings alternative counterclaims to redress Dynex's breach of the independent duty of good faith and fair dealing in terminating the agreement. Because the Merger Agreement and the Escrow Agreement require arbitration of certain issues raised by this case, CIF files herewith Defendant's Motion to Compel Arbitration and to Stay Pending Litigation.

                                     PARTIES

2. CIF is a limited liability company formed under the laws of California with its principal place of business in San Diego, California, and is, therefore, a citizen of California.

3. Dynex is a corporation incorporated in Virginia with it principal place of business in Glen Allen, Virginia, and is, therefore, a citizen of Virginia.

                             JURISDICTION AND VENUE

4. This Court has subject matter jurisdiction over this action pursuant to 28 U.S.C. ss. 1332(a)(1), in that the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs and is between citizens of different States.

5. Venue in this District is proper pursuant to 28 U.S.C.ss.1391 because (i) Dynex resides in this district and (ii) a substantial part of the events giving rise to the claim occurred in this District.

6. Pursuant to the Merger Agreement, Dynex consented to the jurisdiction of any federal or state court of Virginia for the resolution of any legal action or proceeding arising out of or relating to the Merger Agreement.

                                    THE FACTS

7. Early in 2000, CIF began to consider the possible acquisition of Dynex.

8. In late 1998 and throughout 1999, Dynex had experienced difficulties in the financial markets which had a negative impact on Dynex's investment portfolio, its origination operations and its ability to securitize economically the loans it originated.

9. Dynex had also been named as a defendant in a lawsuit brought by AutoBond Acceptance Corporation ("AutoBond"), a company with which Dynex had entered into a funding relationship in June 1998.

10. As a result of the difficulties identified in Paragraphs 8 and 9, Dynex had found it necessary to sell assets in order to maintain liquidity. Dynex also retained PaineWebber Incorporated ("PaineWebber") as a financial adviser for the purpose of exploring financial and strategic alternatives, including a possible sale or liquidation of the company.

11. By December 1999, Dynex's management directed PaineWebber, among other things, to begin exploring a sale of the company by contacting potential merger partners.

12. On or about March 10, 2000, Dynex announced that the jury in the AutoBond litigation returned a verdict in favor of AutoBond and awarded AutoBond approximately $69 million in damages. Dynex further reported that the award presented going concern issues for the company. The AutoBond award also complicated Dynex's efforts to locate a potential merger partner.

13. In March 2000, because of its interest in possibly acquiring the company, CIF purchased 572,178 shares of common stock of Dynex. On March 29, 2000, CIF publicly disclosed that it had acquired a five percent interest in Dynex.

14. To further explore its interest in possibly acquiring Dynex, CIF entered a confidentiality agreement dated April 6, 2000 with PaineWebber (the "Confidentiality Agreement"), under which CIF would receive confidential information about Dynex for use "in connection with the consideration of a possible acquisition of some or all of the equity securities or assets of" Dynex. In the Confidentiality Agreement, CIF also agreed that, it would not purchase any Dynex securities for a period of 24 months following a termination of discussions between the companies. The Confidentiality Agreement is attached hereto as Exhibit 1.

15. In or about April 2000, CIF began pursuing a transaction with Dynex and made two preliminary proposals for a cash purchase of the company.

16. In May 2000, CIF and Dynex entered an agreement under which CIF would receive an option to purchase certain assets in return for making a $15.5 million repurchase agreement to Dynex to assist Dynex in generating funds for a proposed settlement of the AutoBond litigation. In or about June 2000, Dynex announced settlement of the AutoBond litigation.

17. On or about September 29, 2000, CIF and Dynex entered into a letter of intent concerning a proposed transaction. The September 29, 2000 letter is attached hereto as Exhibit 2.

18. By letter dated November 1, 2000, PaineWebber provided its opinion that the proposed transaction for CIF to acquire all of the capital stock of Dynex was fair to Dynex's shareholders, subject to certain reservations and qualifications. The November 1, 2000 letter is attached hereto as Exhibit 3.

19. On or about November 7, 2000, CIF and Dynex entered the Merger Agreement, which is filed with the Court as Exhibit 1 to the Complaint.

20. Based on its own investigation, as well as the PaineWebber fairness opinion, the Dynex Board of Directors approved the merger transaction with CIF and was prepared to recommend that Dynex's shareholders also approve the deal because the transaction would have given the shareholders significant premiums to the trading prices of Dynex's shares and was superior to any other alternatives then available.

21. On or about November 7, 2000, the parties also entered an Escrow Agreement (the "Escrow Agreement"), attached hereto as Exhibit 4. The Escrow Agreement provides, among other things, for CIF to deposit shares of stock and also one million dollars into escrow with an escrow agent, U.S. Trust Company, National Association ("U.S. Trust"). The Escrow Agreement also provides for arbitration of disputes over the disbursement of the shares and funds held in escrow.

22. Pursuant to the Escrow Agreement, CIF deposited 572,178 shares of Dynex common stock ("Escrow Shares") that it owns and $1,000,000 ("Escrow Funds") into escrow.

23. CIF also undertook the steps required to complete the transaction agreed upon in the Merger Agreement. These steps included: (1) exercising due diligence on the structure, personnel, operations and financial strength of Dynex, (2) seeking financing for the transaction, and (3) attempting to structure the transaction such that there would be no breach of the 7 7/8% Senior Notes of Dynex due July 2002 ("Target Senior Notes") or related indenture.

24. Dynex, however, delayed responding to CIF's requests for due diligence information needed to convince a potential financier to agree to provide financing for the transaction. These delays included the failure to respond in a timely fashion to requests for information by Andrew Davidson & Company ("Andrew Davidson"), CIF's appraiser of Dynex's assets, made in the final week of November 2000. Despite the fact that CIF informed Dynex that the timely receipt of information was imperative, Dynex failed to provide the current or historical performance data on the assets that Andrew Davidson was appraising on behalf of CIF. Several requests by Andrew Davidson remained unsatisfied in December 2000. Even in January 2001, Dynex continued in its failure to provide loan-specific current information about the performance of $3.2 billion in individual loans.

25. In spite of Dynex's delays in providing information, CIF obtained a letter from Fremont Investment & Loan ("Fremont") dated December 19, 2000, which is filed with the Court as Exhibit 2 to the Complaint.

26. Dynex claimed, at this time, that CIF was in breach of its obligations and informed CIF that the parties needed to address what would be a reasonable time in which to address the purported deficiencies of the Fremont letter dated December 19, 2000. CIF denied that it was in breach. To resolve this disagreement, Dynex and CIF agreed to the December 22nd Letter, which is filed with the Court as Exhibit 3 to the Complaint.

27. Even after the December 22nd Letter, Dynex still did not respond fully and in timely fashion to CIF's requests for information. For example, Dynex failed to provide information relating to current period credit losses for all of Dynex's deals during the first week of January

2001. CIF also required, and requested, detailed information concerning the current market value of approximately $100 million in collateralized bonds that had been retained and were being held by Dynex; these bonds can fluctuate in value, and their true value was an important part of CIF's valuation of Dynex. Nonetheless, Dynex never provided this information.

28. Dynex never provided CIF with the detailed information supporting the Dynex balance sheet for year end 2000 and only on or about January 23, 2001 did Dynex provided detailed support for its November 2000 balance sheet.

29. Not until on or about January 25, 2001, did Dynex provide CIF with the detailed report provided by PaineWebber to support its fairness opinion.

30. In the course of their negotiations, Dynex had separated from the merger transaction a letter of credit it was trying to pay off that had been issued by Chase Bank of Bank of Texas. Dynex's ability to resolve this potential liability was a matter of great concern to CIF in its valuation of Dynex. Nonetheless, Dynex delayed providing CIF with updated information on this transaction, which Dynex did not resolve until January 25, 2001.

31. Dynex also delayed providing CIF with information identifying the holders of Dynex's Target Senior Notes (the "Bondholders"). Nonetheless, on or about January 26, 2001, CIF reached an agreement-in-principal with certain
Bondholders. It was agreed that this agreement-in- principal was to be memorialized in writing directly thereafter. Dynex knew that this agreement had been reached because a member of its senior management participated in the teleconference during which the agreement-in-principal was reached.

32. On or about January 26, 2001, CIF received a letter from a guarantor of approximately twenty-five percent of the Target Senior Notes, ACA Financial Guaranty Corporation ("ACA"), indicating its support for the transaction. The January 26, 2001 letter from ACA is attached hereto as Exhibit 5.

33. Nonetheless, on or about January 26, 2001, before CIF's agreement with the Bondholders could be memorialized in writing, Dynex purported to terminate the Merger Agreement and the December 22nd Letter. Dynex's termination letter is filed with the Court as Exhibit 4 to the Complaint.

34. At the same time, Dynex requested that U.S. Trust release the Escrow Shares and Escrow Funds held in escrow. A copy of this request is attached as Exhibit 6.

35. At the same time, Dynex made a Section 13(D) filing with the Securities and Exchange Commission publicizing its purported termination and escrow demand.

36. In spite of Dynex's purported termination of the Merger Agreement and December 22nd Letter, CIF continued to try to complete the transaction. By letter dated January 29, 2001, CIF urged the Dynex Board of Directors to honor the Merger Agreement and requested that Dynex "take no action inconsistent with the consummation of the transactions contemplated by the Merger Agreement . . .
 ." CIF's  January  29,  2001  letter is  attached  hereto as  Exhibit  7.

37. In furtherance of the transaction, CIF continued working in good faith with the Bondholders to memorialize the earlier agreement-in-principal.

38. On information and belief, on or about February 1, 2001, Dynex informed counsel for certain of the Bondholders that CIF was required to refrain from purchasing any securities for a period of 24 months following Dynex's purported termination.

39. On or about February 5, 2001, Fremont provided CIF with financing for the transaction. Fremont's February 5, 2001, letter is attached hereto as Exhibit 8.

40. In spite of its belief that it had obtained the financing and Bondholder support needed for the transaction and that Dynex's termination was unjustified and ineffective to cancel the Merger Agreement and the December 22nd Letter, on or about February 8, 2001, CIF made another proposal to Dynex for completing the transaction. CIF's February 8, 2001 letter to the Dynex Board of Directors (the "February 8th Letter") is attached hereto as Exhibit 9.

41. Dynex has failed to respond substantively to the February 8th Letter. In addition, on information and belief Dynex is seeking to sell its assets, make transactions with its available cash and/or take other steps that would be inconsistent with the consummation of the transaction called for in the Merger Agreement and the December 22nd Letter.

42. By letter dated February 22, 2001, to U.S. Trust, CIF objected to Dynex's claim to the Escrow Shares and the Escrow Funds. A copy of CIF's February 22, 2001 letter to U.S. Trust is attached hereto as Exhibit 10.

43. In light of CIF's objection to Dynex's request for release of the Escrow Shares and the Escrow Fund, there is currently a dispute regarding between the two companies regarding the disbursement of those funds by U.S. Trust. Section 6(e) of the Escrow Agreement, requires that Dynex and CIF "promptly commence binding arbitration in New York, New York, in accordance with the commercial arbitration rules of the American Arbitration Association."

44. CIF intends to move promptly to stay this action pending the outcome of the binding arbitration provided for in the Escrow Agreement. CIF brings these counterclaims to preserve them in case, after the completion of the arbitration, further proceedings in this Court may be necessary on any unresolved issues and/or claims.

                                     COUNT I
                              DECLARATORY JUDGMENT

45. CIF repeats and realleges the averments of Paragraphs 1 through 44 as if fully set forth herein.

46. There is an actual controversy between CIF and Dynex concerning whether the Merger Agreement and the December 22nd Letter are still in force and bind CIF and Dynex.

47. Pursuant to the Merger Agreement and the December 22nd Letter, Dynex had a duty not to hinder, delay or prevent CIF's performance of the transaction contemplated by the Merger Agreement or the December 22nd Letter.

48. Dynex's actions and omissions directly and indirectly hindered CIF's performance under the Merger Agreement and the December 22nd Letter and contributed materially to any alleged failure by CIF to perform the conditions under the Merger Agreement and the December 22nd Letter, including any delays it may have experienced in obtaining financing and Bondholder support.

49. CIF was entitled to cure any alleged failure to perform the conditions under the Merger Agreement or the December 22nd Letter, including any delays it may have experienced in obtaining financing and Bondholder support. Accordingly, Dynex's purported termination was unjustified.

50. As a result of Dynex's actions and omissions, any alleged failure by CIF to perform the conditions of the Merger Agreement and the December 22nd Letter is deemed to be waived or excused and, therefore, CIF did not breach the Merger Agreement or the December 22nd Letter.

51. Because any alleged failure by CIF to perform the conditions of the Merger Agreement or the December 22nd Letter is deemed to be waived or excused, Dynex's purported termination is null, void and of no effect.

52. CIF is entitled to a declaration that (i) CIF did not breach the Merger Agreement or the December 22nd Letter; (ii) Dynex's purported termination of the Merger Agreement is null, void and of no effect; and (iii) the Merger Agreement remains in full force and effect.

                                    COUNT II
            Alternative Cause of Action - Breach of Contract by Dynex
            ---------------------------------------------------------

53. CIF repeats and realleges the averments of Paragraphs 1 through 52 as if fully set forth herein.

54. Pursuant to Section 5(a) of the Merger Agreement, Dynex agreed to "use commercially reasonable efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by the Agreement . . . as soon as practicable after the date hereof."

55. Pursuant to Section 5(b) of the Merger Agreement, Dynex agreed to "use commercially reasonable efforts to obtain . . . any third party consents, waivers or licenses that [CIF] reasonably may request in connection with the matters referred to herein."

56. Pursuant to Section 5(g) of the Merger Agreement, Dynex agreed not to "engage in any practice, take any action, or enter into any transaction outside the Ordinary Course of Business."

57. Pursuant to Section 5(h) of the Merger Agreement entitled "Full Access," Dynex agreed that it "will (and cause each of its Subsidiaries to) permit representatives of [CIF] to have full access at all reasonable times, upon reasonable prior notice, and in a manner so as not to interfere with the normal business operations [of Dynex] and its Subsidiaries, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining to each of [Dynex] and its Subsidiaries."

58. Pursuant to Section 6(a)(iv) of the Merger Agreement, Dynex agreed that it "shall have performed and complied with all of its covenants hereunder in all material respects through the Closing."

59. By failing to provide information to CIF in timely fashion, by precipitously attempting to terminate the Merger Agreement and the December 22nd Letter, and by aggressively publicizing its purported termination of the Merger Agreement and the December 22nd Letter, Dynex failed to provide the level of assistance and support called for in Sections 5(a), 5(b), 5(g), 5(h), and 6(a)(iv) of the Merger Agreement, thereby breaching the Merger Agreement and the December 22nd Letter.

60. In the event the Merger Agreement is not in full force and effect, CIF is entitled to liquidated damages in an amount no less than $2 million, and return of the Escrow Shares and Escrow Funds for Dynex's breach of Sections 5(a), 5(b), 5(g), 5(h), and 6(a)(iv) of the Merger Agreement to be determined at trial.

                                    COUNT III
           Alternative Cause of Action - Breach of Contract by Dynex
           ---------------------------------------------------------

Prevention  Doctrine

61. CIF repeats and realleges the averments of Paragraphs 1 through 60 as if fully set forth herein.

62. Dynex's actions and omissions directly and indirectly hindered CIF's performance under the Merger Agreement and the December 22nd Letter and contributed materially to any alleged failure by CIF to perform the conditions under the Merger Agreement and the December 22nd Letter, including any delays it may have experienced in obtaining financing and Bondholder support.

63. CIF was entitled to cure any alleged failure to perform the conditions under the Merger Agreement or the December 22nd Letter. Accordingly, Dynex's purported termination was unjustified.

64. CIF is entitled to treat Dynex's actions and omissions as a breach of the Merger Agreement and the December 22nd Letter.

65. In the event the Merger Agreement is not in full force and effect, CIF is entitled to liquidated damages in an amount no less than $2 million, and return of the Escrow Shares and Escrow Funds for Dynex's breach of the Merger Agreement and the December 22nd Letter to be determined at trial.

                                    COUNT IV
     Alternative Cause of Action - Breach of Independent Duty of Good Faith
                       and Fair Dealing Under Virginia Law
                       -----------------------------------

66. CIF repeats and realleges the averments of Paragraphs 1 through 65 as if fully set forth herein.

67. Under Virginia law, a party may not exercise contractual rights in bad faith.

68. In the event the Merger Agreement and December 22nd Letter are not in full force and effect and if Dynex had a right to terminate the Merger Agreement, it did so in bad faith because it knew: (1) that it had caused or contributed to any delays encountered by CIF in performing its obligations under the Merger Agreement and/or the December 22nd Letter; (2) CIF would be able to cure any deficiency in its performance in a short period of time; and (3) any such brief delay would not injure Dynex.

69. In the event the Merger Agreement is terminated because of Dynex's breach of its independent duty of good faith and fair dealing, CIF is entitled to return of the Escrow Shares and

Escrow Funds and damages in an amount no less than $45 million as a result of Dynex's breach to be determined at trial.

70. In the event the Merger Agreement is not terminated because of Dynex's breach of its independent duty of good faith and fair dealing, CIF is also entitled to a declaration that the Confidentiality Agreement is null and void to the extent that it restrains CIF from purchasing Dynex securities for a 24 month period following the termination of discussions.

         WHEREFORE, counter-claimant CIF demands judgment:
         1. Declaring that it has not breached the Merger Agreement and the December 22nd Letter, and that Dynex's purported termination is of no force or effect;
         2. Declaring that the Merger Agreement and the December 22nd Letter are still in force and enjoining Dynex from taking actions inconsistent with those agreements;
         3. Or, in the Alternative, declaring Dynex to be in breach of the Merger Agreement and awarding CIF the Escrow Shares and Escrow Funds and liquidated damages.
         4. Also, in the alternative, declaring Dynex to be in breach of the independent duty of good faith and fair dealing and awarding CIF the Escrow Shares and Escrow Funds and its damages from the failed transaction in the amount of $45 million.
         5. Also, in the alternative, declaring Dynex to be in breach of the independent duty of good faith and fair dealing and declaring that the Confidentiality Agreement is null and void to the extent that it restrains CIF from purchasing Dynex securities for a 24 month period following the termination of discussions.
         6.       Awarding CIF its costs and attorneys' fees; and
         7. Awarding CIF such other and further relief as the Court deems appropriate.

                              DEMAND FOR JURY TRIAL

         Pursuant to Rule 38, Fed. R. Civ. P., and Local Rule 38,California Investment Fund, LLC, hereby demands trial by jury for all the issues so triable.
                                                Respectfully submitted,

                                                ---------------------
                                                Craig B. Young (VSB#22633)
                                                ANDREWS & KURTH L.L.P.
                                                1701 Pennsylvania Ave., N.W.,
                                                   Suite 300
                                                Washington, D.C. 20006
                                                Phone: (202) 662-2700
                                                Facsimile: (202) 662-2739
                                                Attorneys for California
                                                   Investment Fund, LLC

Date: March 1, 2001

                             CERTIFICATE OF SERVICE
         I hereby certified that a true and accurate copy of the foregoing was, this 1st day of March, 2001, served by first-class mail, postage prepaid, upon the following counsel of record:
                          William D. Dolan, III, Esquire
                          Michael W. Robinson, Esquire
                          2010 Corporate Ridge, Suite 400
                          McLean, VA 22102



                                              -------------------------------
                                                      Craig B. Young

EXHIBIT C - PRESS RELEASE

Contacts:

Michael Kelly                       Jonathan Gasthalter
California Investment Fund          Citigate Sard Verbinnen
619) 687-5000                       (212) 687-8080


                 CALIFORNIA INVESTMENT FUND RESPONDS TO LAWSUIT
                 ----------------------------------------------


SAN DIEGO, CA - March 2, 2001 - California Investment Fund, LLC ("CIF"), an affiliate company of First Commercial Corporation, a private real estate investment company headquartered in San Diego, announced today that on March 1, 2001, it filed its Answer and Counterclaims in response to a lawsuit commenced by Dynex Capital, Inc. in the U.S. District Court for the Eastern District of Virginia. CIF also filed a Motion to Compel Arbitration and Stay Pending Litigation.

         The full text of the Answer and Counterclaims and the Motion are on file with the Securities and Exchange Commission as an amendment to CIF's
Schedule 13D, and are available on-line at the SEC's website.

         California Investment Fund, LLC is an affiliate real estate investment company of First Commercial Corporation. First Commercial, a private real estate investment company based in San Diego, California, is focused on the acquisition of whole loans and whole loan portfolios secured by commercial real estate. Founded in 1993 by Michael and Richard Kelly, First Commercial Corporation specializes in the commercial real estate loan secondary market.

                                      # # #